Mail Stop 6010
June 24, 2005


Via U.S. Mail and Facsimile

Mr. Rod A. Shipman
President, Chief Executive Officer, and Chief Financial Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      Re:	CPC of America, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 000-24053

Dear Mr. Shipman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please respond to each of the comments in our August 29, 200 letter to you or demonstrate that the comment is not applicable.

Form 10-KSB dated December 31, 2004

Management`s Discussion and Analysis, page 10

1. We see that the counterpulsation product was cleared for marketing in March 2003. You also disclose that you are analyzing whether to sell the business that owns that product. We further see that your disclosure about the potential sale of the business is essentially identical to that included in your 2003 10-KSB. Future filings should include more specific and detailed disclosure about the status of the evaluation. Disclose why you elected to not pursue sales of the product upon receiving FDA marketing clearance. Make disclosure about the steps contemplated in the evaluation about whether to sell this business, including the related time line. Make detailed and specific disclosure about the status of the evaluation, including disclosure about uncompleted actions and expected timing for completion. Show us how you intend to apply this comment.

2. We see your limited resources and operating cash burn in excess of
$6 million during the past two years. Future filings should include more detail with respect to the plan for development of the Medclose product. MD&A should present disclosure about the expected costs to develop and ready the product for market, and whether you expect additional financing will be required, including when and how you expect to raise that financing. That is, you should make more detailed and specific disclosure about the development plan. Show us how you intend to apply this comment.

3. As a related matter, we see that you have one employee. If you have entered into contracts or other arrangements for product development or other consulting services, MD&A should present disclosure about the related cash obligations, including disclosure about how you intend to fund those obligations. We see, for instance, disclosure that you engaged a third party to develop the Medclose product. Show us how you intend to apply this comment.





Item 7. Financial Statements, page 11

Consolidated Statements of Operations, page F-3

4. We see the significance of related party transactions as disclosed in Note 5. In future filings the amounts of related party transactions and balances should be separately disclosed on the face of the basic financial statements. Refer to Rule 4-08(k) to Regulation S-X.

5. In future filings where loss applicable to common shareholders differs from net income by 10% or more, please present a separate line item on the face of the statement of operations to disclose net loss available to common shareholders. Refer to SAB Topic 6B.1.

Consolidated Statements of Shareholders` Equity (Deficit), page F-
4a

6. We note that for all years presented the beneficial conversion feature and preferred stock dividends are recorded as debits to accumulated deficit. Please tell us how your accounting is in accordance with EITF Topic D-98. That is, since you do not have retained earnings, tell us why these charges should not be recorded against paid-in capital.

Consolidated Statements of Cash Flows, page F-7

7. We note that exercises of options and warrants are $647,182 on the consolidated statements of cash flows and $1,082,264 on the consolidated statement of shareholders` equity (deficit) for the year ended December 31, 2004. Provide us with a reconciliation between the two amounts. The response should quantify and describe the reconciling items.

8. Please tell us whether you had any cashless exercises of options or warrants. If so, please tell us about the terms of the cashless provisions, including how you accounted for options and warrants providing for cashless exercise. Show us that your accounting is appropriate under FIN 44. As a related matter, the notes to future financial statements should present disclosure about the terms and conditions of cashless exercise provisions.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


Sincerely,



Gary Todd
Reviewing Accountant

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Mr. Rod A. Shipman
CPC of America, Inc.
June 24, 2005
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